Biotech Acquisition Co

545 West 25th Street, 20th Floor

New York, NY 10001

VIA EDGAR

December 30, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Anuja A. Majmudar, Esq.

Re:	Biotech Acquisition Co.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 13, 2020
CIK No. 0001825413

Dear Ms. Majmudar:

Biotech Acquisition Co. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 18, 2020 regarding Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on November 13, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing with the Commission the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which reflects our responses to the Staff’s comments and other updates.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 13, 2020

Management

Advisors, page 100

1.	We note the new disclosure that Messrs. Serra and Tillman will serve as advisors upon completion of this offering. Please revise to describe the roles of the advisors, and also disclose whether you intend to pay any consulting fees or other compensation to the advisors. We note disclosure on page 23 that you may make limited payments to insiders for payment of "customary fees for financial advisory services." Please clarify.

In response to the first two sentences of the Staff’s comment, we have revised our disclosure in the “Management – Advisors” section of the Registration Statement, at page 100. In response to the third and last sentence of the Staff’s comment, we have revised our disclosure on pages 23-24 and pages 110-111 of the Registration Statement to clarify the fees, reimbursements and cash payments that may be made by us to our sponsor, directors, officers or advisors, or our or any of their respective affiliates.

* * *

U.S. Securities & Exchange Commission

Anuja A. Majmudar, Esq.

December 30, 2020

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Richard Baumann, at rbaumann@egsllp.com or by telephone at 917-882-2727 (mobile) or 646-895-7112 (office).

Sincerely,

/s/ Michael Shleifer
Michael Shleifer, Chief Executive Officer
Biotech Acquisition Co.

cc: Richard Baumann, Esq.